Exhibit 24(b)(8.58):  Shareholder Servicing Agreement entered into as of August 29, 2019 between Calvert Variable Series, Inc., Calvert Variable Products, Inc. and Voya Retirement Insurance and Annuity Company

FORM OF SHAREHOLDER SERVICING AGREEMENT

      This SHAREHOLDER SERVICE AGREEMENT is being entered into as of the 29th day of August, 2019 between CALVERT VARIABLE SERIES, INC. and CALVERT VARIABLE PRODUCTS, INC. (the “Company”), in respect of the Shares of its Portfolios set forth on Schedule A hereto, and VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY (together, the “Service Organization”). In consideration of the mutual covenants hereinafter contained, it is hereby agreed by and between the parties hereto as follows:

1.      Pursuant to the terms of this Agreement, the Service Organization, itself, or through other financial institutions or other intermediaries, will provide contractholder support services (including personal services and the maintenance of contractholder accounts) to the Company and the holders of the Shares of its Portfolios set forth on Schedule A hereto. These services shall include, but are not limited to, the following functions:  (i) aggregating and processing purchase and redemption requests and placing net purchase and redemption orders with the Company’s transfer agent; (ii) providing contractholders with a service that invests the assets of their accounts pursuant to specific or pre-authorized instructions; (iii) processing dividend payments, including updating customer records to reflect dividend payment sand assisting customers in designating and changing dividend options, account designations and addresses; (iv) providing information periodically to contractholders showing their units and unit values that correspond to the shares of the underlying portfolio and furnishing (either separately or on an integrated basis with other reports sent to a customer by the Service Provider) statements and confirmations of all purchases and redemption requests as may be required by agreement between the Service Provider and the customer; (v) arranging for bank wires; (vi) responding to contractholder inquiries relating to the services performed by is: (vii) providing subaccounting with respect to Shares or the information to the Company necessary for subaccounting; (viii) if required by law, forwarding contractholder communications from the Company (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices); (ix) providing office space equipment, telephone facilities and various personnel, including clerical supervisory and computer personnel, as necessary or beneficial to establish and maintain contractholder accounts and records; (x) adopting and maintaining appropriate security measures for identifying customers; and (xi) providing such other similar services as the Company may reasonably request to the extent the Service Organization is permitted to do so under applicable statutes, rules or regulations.

2.      To compensate the Service Organization for the services it provides and the expenses it bears hereunder, the Company will, on behalf of each Portfolio listed on Schedule A, pay the Service Organization a service fee (the “Service Fee”) accrued daily and paid promptly after the last day of each calendar month, at the applicable annual rate set forth on Schedule A of the average daily net assets of the Shares of such Portfolios listed on such Schedule A (computed in the manner specified in the Company’s registration statement, as the same is in effect from time to time, in connection with the computation of the net asset value of Shares for purposes of purchases and redemptions). The Service Fee paid under the Agreement is intended to qualify as a “service fee” as defined in Section 2830 of the conduct Rules of the National Association of Securities Dealers, Inc. (or any successor provision) as in effect from time to time. The Service Organization may retain such other financial institutions or other intermediaries as it deems necessary to aid it in the provision of the contractholder support services required to be provided hereunder, and in connection with any such retention may compensate such financial institutions or other intermediaries as it deems appropriate.

In no event, however, will the Company have any liability for payment of the Service Fee to any person other than the Service Organization.

      If this Agreement is terminated as of any date not the last day of a calendar month, then the fee payable to the Service Organization shall be paid promptly after such date of termination.

3.      This Agreement shall continue in effect for one year from the date of its execution, and thereafter for successive periods of one year until terminated. This Agreement is terminable, without penalty, at any time by the Company (which termination may be by a vote of a majority of the Directors who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of this Agreement (the “Disinterested Directors”) or by the Service Organization upon notice to the Company.

4.      Notwithstanding paragraph 3, this Agreement may be terminated at any time, without the payment of any penalty, by the Service Organization, on the one hand, or by the vote of a majority of the disinterested Directors on the other, on not more than thirty (30) days written notice.

5.      Any agreement entered into pursuant to this Agreement shall be in writing and shall be subject to the termination as provided in Section 4.

6.      This Agreement may be amended at any time (including for the purpose of making modifications to Schedule A hereto) by a written instrument executed by the Service Organization and the Company.

7.      This Agreement shall be construed in accordance with the laws of the Commonwealth of Massachusetts and is non-assignable by the parties hereto.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative as of the date first written above.

VOYA RETIREMENT INSURANC AND ANNUITY COMPANY	CALVERT VARIABLE SERIES, INC. CALVERT VARIABLE PRODUCTS, INC.

By: /s/ Scott Stevens	By: /s/ Maureen A. Gemma
Name: Scott Stevens	Name Maureen A. Gemma
Title: Vice President	Title: Secretary
Date: August 29, 2019	Date: August 29, 2019

VOYA FINANCIAL PARTNERS, LLC

By: /s/ Scott Stevens
Name: Scott Stevens
Title: Vice President
Date: August 29, 2019

SCHEDULE A

ANNUAL RATE

Portfolio Name	Share Class	Annual Rate[1]
Calvert VP SRI Balanced Portfolio, a series of Calvert Variable Series, Inc.	Class I

X.XX% per annum on the first $100 million of average aggregate amount invested by the Service Organization under the Fund Participation Agreement; X.XX% per annum on the total average aggregate amount invested by the Service Organization under the Fund Participation Agreement in excess of $100 million

1     The total annual rate will be paid from Portfolio assets pursuant to the Portfolio’s Shareholder Servicing Plan